UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 12, 2025

Commission File Number: 001-40377

Valneva SE
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)
France
(Jurisdiction of incorporation or organization)
6 rue Alain Bombard
44800 Saint-Herblain, France
(Address of principal executive offices)
Thomas Lingelbach
Chief Executive Officer, Valneva SE
6 rue Alain Bombard
44800 Saint-Herblain, France
Tel: +33 2 28 07 37 10

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On August 12, 2025, the Registrant announced its results from the six months ended June 30, 2025 including the report and unaudited interim condensed consolidated financial statements included in this Form 6-K. Additionally, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1. The information contained in this Form 6-K, but excluding the section entitled “Financial Outlook” in Exhibit 99.1, is hereby incorporated by reference into the registrant's Registration Statement on Form F-3 (File No. 333-286071).

Exhibits
Exhibit 99.1	Press Release dated August 12, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valneva SE (Registrant)

Date: August 12, 2025
Thomas Lingelbach
Chief Executive Officer and President

Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE

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Unaudited interim condensed consolidated financial statements as at June 30, 2025
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GENERAL INTRODUCTORY COMMENTS AND DISCLAIMER
In this interim financial report, unless stated otherwise, the terms “Company”, “Valneva” and “Group” refer to Valneva SE and its subsidiaries.
“Valneva,” the Valneva logo, “IXIARO,” “JESPECT,” “DUKORAL”, “IXCHIQ” and other trademarks or service marks of Valneva SE of any of its business partners appearing in this Half-Year Financial Report are the property of Valneva, its subsidiaries or its business partners, as applicable. Solely for convenience, the trademarks, service marks and trade names referred to in this Half-Year Financial Report are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this Half-Year Financial Report are the property of their respective owners. Valneva does not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of Valneva by, any other companies.
This interim financial report contains forward-looking statements about the Company’s targets and forecasts, especially in chapter “I.4 Operational and Strategic Outlook 2025”. Such statements are based on data, assumptions and estimates that the Company considers reasonable.
All forward-looking statements in this interim financial report are subject to change or adjustments as a result of uncertainties inherent in all research and development activities, as well as the economic, financial, competitive and regulatory environment. In addition, the Company’s business activities and its ability to meet its targets and forecasts may be affected if some of the risk factors described in chapter “I.5 Risk Factors” of this interim financial report, or any unexpected developments, arise.
Investors are urged to pay careful attention to the risk factors set forth in chapter “I.5 Risk Factors” of this interim report before making any investment decision. The risks presented in this interim report are those the Company considers to be the most significant for the second half of 2025 and are not all of the risks that the Company faces during this period or beyond. One or more of these risks may have an adverse effect on the Company’s activities, condition, the results of its operations or its targets and forecasts. Furthermore, other risks not yet identified or considered as significant by the Company could have the same adverse effects, and investors may lose all or part of their investment.
Forward-looking statements, targets and forecasts shown in this interim financial report may be affected by risks, either known or unknown uncertainties and other factors that may lead to the Company’s future results of operations, performance and achievements differing significantly from the stated or implied targets and forecasts. These factors may include changes in economic or trading conditions and regulations, as well as the factors set forth in chapter “I.5 Risk Factors” of this interim report as well as those risks and uncertainties discussed or identified in Valneva’s public filings with the “Autorité des Marchés Financiers" (AMF) in France, including those listed in the Company’s 2024 Universal Registration Document filed with the AMF on March 25, 2025, which is available on the websites of the Company and the AMF, and public filings and reports filed with the U.S. Securities and Exchange Commission (SEC), including the Company’s 2024 annual report on Form 20-F available on the SEC’s website.
References to Valneva’s website and social media accounts are included for information only and the content contained therein, or that can be accessed through, Valneva’s website and these social media accounts is not incorporated by reference into this report and does not constitute a part of this report.

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I. MANAGEMENT REPORT
1 Overview
Valneva is a specialty vaccine company that develops, manufactures and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. The Company takes a highly specialized and targeted approach, applying its deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
The Company has a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently markets three proprietary travel vaccines.
Revenues from Valneva’s growing commercial business help fuel the continued advancement of its vaccine development pipeline. This includes the only Lyme disease vaccine candidate (VLA15) in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced tetravalent Shigella vaccine candidate as well as vaccine candidates against the Zika virus and other global public health threats.
Valneva has around 700 employees across its operations in Austria, Sweden, the United Kingdom, France, Canada and the U.S.
Our commercialized products and advanced clinical pipeline are summarized below:

2 Operational Review
2.1 Vaccine Research & Development (R&D)
Valneva’s pipeline is composed of differentiated vaccine candidates at various stages of research and development. The Company aims to develop vaccine candidates that are either first-, best- or only-in-class and address unmet needs in infectious diseases.
Each of these assets either target diseases currently lacking a preventative or effective therapeutic treatment option or may have meaningful advantages compared to existing vaccine solutions or treatment options.
Valneva develops products towards marketing approval and commercialization either in-house, as illustrated by its chikungunya vaccine, or through strategic licensing or partnering, as illustrated by its collaborations with Pfizer for its Lyme disease vaccine candidate VLA15 and with LimmaTech Biologics for its Shigella vaccine candidate.
Lyme Disease Vaccine Candidate – VLA15
Overview of Lyme Disease
Lyme disease is a systemic infection caused by Borrelia burgdorferi bacteria transmitted to humans by infected Ixodes ticks1. It is considered the most common vector-borne illness in the Northern Hemisphere2.
While the true incidence of Lyme disease is unknown, it is estimated to annually affect approximately 476,000 people in the United States and 130,000 people in Europe3,4. Research suggests that Lyme disease cases may rise 92% by 2100 in the U.S. due to climate change5. Although most patients recover from Lyme disease, 10-20% have persistent symptoms, which for some are chronic and disabling. Studies indicate that Lyme disease costs up to approximately $1.3 billion each year in direct medical costs in the U.S. alone6.
1 Stanek et al. 2012, The Lancet 379:461–473
2 Gern L, Falco RC. Lyme disease. Rev Sci Tech. 2000 Apr;19(1):121-35
3 Burn L, et al. Incidence of Lyme Borreliosis in Europe from National Surveillance Systems (2005–2020). April 2023. Vector Borne and Zoonotic Diseases. 23(4): 156–171.
4 Kugeler KJ, et al. Estimating the frequency of Lyme disease diagnoses—United States, 2010-2018. February 2021. Emergency Infectious Disease. 27(2).
5 Lyme disease cases may rise 92 per cent in US due to climate change
6 Lyme Disease Costs Up to $1.3 Billion Per Year to Treat, Study Finds

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The transmission of Lyme disease infection is well understood and documented. Borrelia bacteria colonize in the salivary glands of ticks. When a tick attaches for feeding, it injects its saliva into the human or animal host, bringing along antihistamines, cytokine blockers, anticoagulants and, in the case of an infected tick, Borrelia bacteria.
Early symptoms of Lyme disease (such as a gradually expanding erythematous rash called erythema migrans or more nonspecific symptoms like fatigue, fever, headache, mild stiff neck, arthralgia, or myalgia) can often be overlooked or misdiagnosed as they are often associated with other, often less severe, illnesses. Left untreated, the disease can disseminate and cause more serious complications affecting the joints (arthritis), the heart (carditis) or the nervous system7. The medical need for vaccination against Lyme disease is steadily increasing as the geographic footprint of the disease widens8.
VLA15 Vaccine Candidate
Valneva and its partner, Pfizer, are developing a multivalent protein subunit vaccine candidate that targets the bacteria that cause Lyme disease. VLA15 is designed to prevent Lyme disease by generating antibodies against the outer surface protein A (OspA) on the surface of Borrelia, killing the bacteria before it can be transmitted from the infected tick to the human host. The program was granted Fast Track designation by the FDA in July 20179 and, in April 2020, Valneva announced a collaboration with Pfizer for late clinical development and commercialization of VLA1510. In June 2022, the terms of this collaboration were updated and Pfizer invested €90.5 ($95) million in Valneva as part of an equity subscription agreement. If VLA15 is approved and commercialized in the United States and Europe, Valneva will be eligible to receive $143 million in milestones from Pfizer, plus ongoing sales royalties ranging from 14% to 22% and an additional $100 million in cumulative sales-based milestones.
Valneva and Pfizer reported results for three Phase 2 clinical trials of VLA15, which together enrolled 1443 healthy participants of 5 to 65 years of age, in which high levels of antibodies against all six serotypes were observed11,12,13. These results included the announcement in September 2024 of positive Phase 2 pediatric and adolescent immunogenicity and safety data following vaccination with a second booster dose given one year after receiving the first booster dose. The immune response and safety profile of VLA15 one month after receiving the second booster dose were similar to those reported after receiving the first booster dose, showing compatibility with the anticipated benefit of a booster vaccination prior to each Lyme season. These latest booster results again demonstrated a significant anamnestic antibody response across all six serotypes covered by the vaccine candidate in pediatric (5 to 11 years of age), adolescent (12 to 17 years of age) and adult
(18 to 65 years of age) participants, measured one month after administration of this second booster dose (month 31). A high proportion of participants seroconverted after the second booster dose, yielding seroconversion rates* (SCRs) above 90% for all OspA serotypes in all age groups, in-line with SCRs after the first booster. Geometric Mean Titers at one month post first and second booster (i.e. month 19 vs. month 31) were comparably high. The safety and tolerability profile of VLA15 after a second booster dose was comparable to the profile observed after the first booster. To date, no safety concerns have been observed by an independent Data Monitoring Committee (DMC) in any treatment or age group.
Results of Phase 2 trials VLA15-201 and VLA15-202 were published in the peer-reviewed medical journal, the Lancet Infectious Diseases, in June 202414. 18-month Phase 2 booster results were also published in the same journal15 in July 2024.
In August 2022, the companies initiated a Phase 3 randomized, placebo-controlled clinical study, "Vaccine Against Lyme for Outdoor Recreationists (VALOR)", to investigate the efficacy, safety and immunogenicity of VLA15 in participants five years of age and older in highly endemic regions in the United States, Canada and Europe16. The study is designed to follow vaccinated participants over two consecutive tick seasons.
In December 2023, Valneva and Pfizer reported recruitment completion for the study, with the enrollment of 9,437 participants five years of age and older17. The companies announced primary vaccination completion in July 2024,18.and full vaccination was achieved in August 2025. Participants will be monitored for the occurrence of Lyme disease cases until the end of the Lyme disease season in 2025.

Pfizer aims to submit a Biologic License Application (BLA) to the FDA and a Marketing Authorization Application (MAA) to the EMA in 2026, subject to positive Phase 3 data.

Shigella Vaccine Candidate – S4V2
Overview of Shigellosis
Shigellosis is a global health threat caused by the Gram-negative Shigella bacteria. It is estimated that up to 165 million infections are due to Shigella, of which 62.3 million occur in children younger than five years of age19. Diarrheal infection is one of the major causes of morbidity and mortality in numerous countries as well as in travelers and deployed military personnel in endemic regions. There are an estimated 600,000 deaths attributed to Shigella each year and it is the second leading cause for diarrheal deaths20. The standard treatment for shigellosis is oral rehydration and antibiotic therapy; however, the bacteria have acquired resistance to many antibiotics, with
7 Sykes RA, et al. An estimate of Lyme borreliosis incidence in Western Europe. Journal of Public Health 2017; 39(1): 74-81
8 Center for Disease Control and Prevention. Lyme Disease. Data and Surveillance. April 2021. Available at: https://www.cdc.gov/lyme/datasurveillance/index.html?CDC_AA_refVal=https%3A%2F%2Fwww.cdc.gov%2Flyme%2Fstats%2Findex.html Accessed July 2022.
9 Valneva Receives FDA Fast Track Designation for its Lyme Disease Vaccine Candidate VLA15
10 Valneva and Pfizer Announce Collaboration to Co-Develop and Commercialize Lyme Disease Vaccine, VLA15
11 Valneva and Pfizer Report Six-Month Antibody Persistence Data in Children and Adults for Lyme Disease Vaccine Candidate
12 Valneva and Pfizer Report Positive Phase 2 Pediatric Data for Lyme Disease Vaccine Candidate
13 Valneva and Pfizer Report Further Positive Phase 2 Results, Including Booster Response, for Lyme Disease Vaccine Candidate
14 https://www.thelancet.com/journals/laninf/article/PIIS1473-3099(24)00175-0/abstract
15 https://www.thelancet.com/journals/laninf/article/PIIS1473-3099(24)00372-4/abstract
16 Pfizer and Valneva Initiate Phase 3 Study of Lyme Disease Vaccine Candidate VLA15 - Valneva
17 https://valneva.com/press-release/pfizer-and-valneva-complete-recruitment-for-phase-3-valor-trial-for-lyme-disease-vaccine-candidate-vla15/
18 https://valneva.com/press-release/phase-3-valor-lyme-disease-trial-valneva-and-pfizer-announce-primary-vaccination-series-completion/
19 Shigellosis | CDC Yellow Book 2024
20 Shigellosis | CDC Yellow Book 2024

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numerous reports of outbreaks of multidrug-resistant strains, making treatment extremely difficult. No approved Shigella vaccine is currently available outside of Russia or China, and the development of Shigella vaccines has been identified as a priority by the World Health Organization (WHO)21. The global market for a vaccine against Shigella is estimated to exceed $500 million annually22.
S4V2 Vaccine Candidate
In August 2024, Valneva entered into an exclusive licensing agreement with LimmaTech Biologics AG for the development, manufacturing and commercialization of Shigella4V (S4V2), the world’s most clinically advanced tetravalent vaccine candidate against shigellosis23.
At the time the collaboration was established, LimmaTech had already reported positive interim Phase 1/2 data for the S4V2 vaccine candidate24, including a favorable safety and tolerability profile as well as robust data on immunogenicity against the four most common pathogenic Shigella serotypes, S. flexneri 2a, 3a, 6, and S. sonnei. The results of the completed Phase 1/2 study confirmed the interim data.
Under the terms of the agreement with Valneva, LimmaTech received an upfront payment of €10 million and will be eligible to receive additional regulatory, development and sales-based milestone payments of up to €40 million as well as low double-digit royalties on sales. LimmaTech is conducting a Phase 2 Controlled Human Infection Model (CHIM) and a Phase 2 pediatric study in Low- and Middle-Income Countries (LMICs). The two clinical trials were initiated in November 2024 and April 2025, respectively. LimmaTech is the regulatory sponsor of the ongoing clinical studies. Upon completion of these studies, Valneva will become the Investigational New Drug (IND) holder and assume all further development, including CMC (chemistry, manufacturing and controls) and regulatory activities, and be responsible for S4V2’s commercialization worldwide, if approved.
Zika Vaccine Candidate – VLA1601
Overview of Zika Virus
Zika is a mosquito-borne viral disease caused by the Zika virus, a flavivirus transmitted by Aedes mosquitoes25. Disease outbreaks have been reported in tropical Africa, Southeast Asia, the Pacific Islands, and, since 2015, in the Americas. According to the World Health Organization (WHO), there is scientific consensus that Zika is a cause of microcephaly and Guillain-Barré syndrome26. Between 2015 and January 2018, over 500,000 cases of suspected Zika infection, as well as many cases of the congenital syndrome associated with Zika, were reported by countries and territories in the Americas, according to the WHO. In addition, the first local mosquito-transmitted Zika virus disease cases were reported in Europe in 2019 and Zika virus outbreak activity was detected in India in 2021.
Zika virus transmission persists in several countries in the Americas and in other endemic regions. To date, a total of
89 countries and territories have reported evidence of mosquito-transmitted Zika virus infection; however, surveillance remains limited globally. There are no preventive vaccines or effective treatments available and, as such, Zika remains a public health threat.
VLA1601 Vaccine Candidate
VLA1601 is a highly purified inactivated, adjuvanted vaccine candidate against the Zika virus (ZIKV). It is being developed on the original manufacturing platform of Valneva’s licensed Japanese encephalitis vaccine IXIARO, which was further optimized to develop the Company’s inactivated, double-adjuvanted COVID-19 vaccine VLA2001, the first COVID-19 vaccine to receive an ordinary marketing authorization in Europe27.
Valneva reported positive topline results for VLA1601 from a first-in-human study in November 201828. The incidence of Zika significantly declined after its peak in 2016 due to high population level immunity in affected countries. The Company therefore decided to put this program on hold and prioritized its Lyme disease and chikungunya programs addressing greater health crises.
However, Zika virus transmission persists in several countries in the Americas and in other endemic regions, and Valneva decided to reinitiate clinical development with an optimized vaccine candidate in March 202429. The randomized, placebo-controlled, Phase 1 trial, VLA1601-102, is investigating the safety and immunogenicity of VLA1601. Approximately 150 participants, aged 18 to 49 years, in the United States received a low, medium or high dose of VLA1601. In addition, the low dose of VLA1601 has been evaluated with an additional adjuvant. Recruitment and vaccinations have been completed, and results from the trial are expected in the second half of 2025.

The profile of VLA1601 is aligned with the Target Product Profile issued by WHO/UNICEF30, which has called for an inactivated whole virus vaccine adjuvanted with alum for a target population of women of reproductive age, which may include pregnant women, and a secondary target population of adolescent and adult males.

The Zika virus disease is on the list of tropical diseases that could qualify for a U.S. FDA Priority Review Voucher31.
Pre-clinical Vaccine Candidates
Valneva continues to progress selected pre-clinical assets to further strengthen its future clinical pipeline.
In preclinical R&D, the Company is currently prioritizing VLA2112, a vaccine candidate targeting the Epstein-Barr virus (EBV). EBV is a ubiquitous human pathogen that can cause infectious mononucleosis32 and is strongly
21 Immunization, Vaccines and Biologicals (who.int)
22 Valneva’s Initial internal assessment
23https://valneva.com/press-release/valneva-and-limmatech-enter-into-a-strategic-partnership-to-accelerate-the-development-of-the-worlds-most-clinically-advanced-tetravalent-shigella-vaccine-candidate/?lang=fr
24 https://lmtbio.com/wp-content/uploads/2024/02/20240221_LimmaTech_Shigella-Interim-Data-PR_Final.pdf
25 https://www.cdc.gov/zika/transmission/index.html
26 http://www.who.int/mediacentre/factsheets/zika/en/
27 Valneva Receives Marketing Authorization in Europe for Inactivated Whole-Virus COVID-19 Vaccine VLA2001 - Valneva
28 Emergent Biosolutions and Valneva Report Positive Phase 1 Results for Their Vaccine Candidate Against the Zika Virus - Valneva
29 https://valneva.com/press-release/valneva-initiates-phase-1-trial-of-second-generation-zika-vaccine-candidate/
30 Target product profile - Zika vaccine.pdf (unicef.org)
31 Tropical Disease Priority Review Voucher Program | FDA
32 https://www.cdc.gov/epsteinbarr/index.html#:~:text=EBV%20can%20cause%20infectious%20mononucleosis,common%20among%20teens%20and%20adults.

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associated with the development of several types of cancer33 and multiple sclerosis34.
Other early-stage activities include vaccine candidates against different enteric diseases.
2.2 Marketed products
Valneva commercializes its three proprietary travel vaccines IXIARO/JESPECT, DUKORAL and IXCHIQ. Sales from these products are complemented by sales from the distribution of third-party products in markets where Valneva operates its own marketing and sales infrastructure (United States, Canada, Nordic countries, United Kingdom, Austria and France).
In June 2025, Valneva announced an exclusive agreement with CSL Seqirus, one of the world’s largest influenza vaccine companies, for the marketing and distribution of Valneva’s three proprietary vaccines in Germany. Under the agreed terms, CSL Seqirus recently launched Valneva’s single-dose chikungunya vaccine IXCHIQ and will begin commercializing Valneva’s Japanese encephalitis vaccine IXIARO and cholera/ETEC vaccine DUKORAL from January 2026. This agreement will last for an initial term of three years and includes minimum annual purchasing quantities and standard termination clauses based on change of control and non-performance.
Valneva’s sales in the first half of 2025 were €91.0 million compared to €68.3 million in the first half of 2024, which had been impacted by supply constraints. First half 2025 sales included €11.4 million of third party sales. Valneva expects that third-party sales will gradually wind down to less than 5% of its total sales by 2026/2027, allowing the Company to improve gross margins.
Japanese encephalitis vaccine (IXIARO/JESPECT)
IXIARO, or JESPECT in Australia and New Zealand, is a Vero cell culture-derived inactivated Japanese encephalitis vaccine and is the only Japanese encephalitis vaccine currently approved for use in the United States, Canada and Europe. IXIARO is indicated for active immunization against Japanese encephalitis in adults, adolescents, children and infants aged two months and older, and is a required vaccine for U.S. military personnel who are deployed to areas of risk for Japanese encephalitis. The pediatric indication of IXIARO was granted Orphan Drug designation by the FDA. Japanese encephalitis virus, or JEV, is spread by mosquitos and is the most important cause of viral encephalitis in Asia and the Western Pacific.
Since the approval of IXIARO/JESPECT in 2009, the vaccine label has been extended by the EMA and the FDA for use in children from the age of two months. In addition, an accelerated, alternative vaccination schedule (seven days apart) for adult travelers (18-65 years) was approved by the EMA in 2015 as well as Health Canada and the FDA in 2018.
In March 2020, the FDA approved the extension of IXIARO®’s shelf life from 24 months to 36 months35, an important achievement supporting supply management flexibility.
For the ten years prior to the COVID-19 pandemic, the Company, together with its marketing and distribution partners, successfully increased sales penetration for IXIARO. With the lifting of travel restrictions and continued recovery of the private travel market, that growth has now resumed.
Valneva distributes IXIARO directly to the U.S. Department of Defense (DoD). In January 2025, Valneva secured a new $32.8 million contract with the DoD. Similar to previous DoD contracts, it includes the possibility to purchase additional doses during the twelve months following the signing date.
In the first half of 2025, IXIARO/JESPECT sales increased by 31% to €54.7 million compared to €41.9 million in the first half of 2024. Sales showed double-digit growth to both travelers and the DoD compared to the first half of 2024, when sales were impacted by IXIARO supply constraints.
Cholera / ETEC36 vaccine (DUKORAL®)
Valneva’s cholera vaccine DUKORAL is an oral vaccine indicated for the prevention of diarrhea caused by Vibrio cholera and/or heat labile toxin producing ETEC, the leading cause of travelers’ diarrhea. The vaccine contains four inactivated strains of the bacterium Vibrio cholerae serotype O1, and part of a toxin from one of these strains as active substances.
It is authorized for use in the European Union and Australia to protect against cholera, and in Canada, Switzerland, New Zealand and Thailand to protect against cholera and ETEC. DUKORAL is indicated for adults and children from two years of age who will be visiting endemic areas.
Originally licensed in Sweden by SBL Vaccines in 1991, and subsequently in the European Union in 2004, DUKORAL was then prequalified by the WHO. Valneva acquired DUKORAL in 2015 from Janssen Pharmaceuticals as part of the Company’s strategic vision to extend its proprietary travel vaccine portfolio.
In the first half of 2025, DUKORAL sales were €17.4 million compared to €14.9 million in the first half of 2024. This 16% growth was notably supported by the supply of doses to the French island of Mayotte for €1.1 million in the first quarter of 2025.
Chikungunya vaccine (IXCHIQ®)
Chikungunya virus (CHIKV) is a mosquito-borne viral disease, causing fever and severe joint pain, which has been identified in over 110 countries in Asia, Africa, Europe and the Americas37. The medical and economic burden is expected to grow with climate change and as such, the WHO has highlighted chikungunya as a major public health problem38.
IXCHIQ is approved in Europe for the prevention of disease caused by CHIKV in individuals 12 years of age and
33 https://www.cancer.org/healthy/cancer-causes/infectious-agents/infections-that-can-lead-to cancer/viruses.html#:~:text=EBV%20infection%20increases%20a%20person's,some%20cases%20of%20stomach%20cancer.
34 https://www.nih.gov/news-events/nih-research-matters/study-suggests-epstein-barr-virus-may-cause-multiple-sclerosis#:~:text=Infection%20with%20Epstein%2DBarr%20virus,could%20help%20prevent%20multiple%20sclerosis
35 Valneva Announces FDA Approval of IXIARO® Shelf Life Extension to 36 Months; New US Military RFP Issued
36 Indications differ by country - Please refer to Product / Prescribing Information (PI) / Medication Guide approved in your respective countries for complete information, incl. dosing, safety and age groups in which this vaccine is licensed, ETEC = Enterotoxigenic Escherichia coli (E. Coli) bacterium.
37 https://cmr.asm.org/content/31/1/e00104-16
38 Geographical expansion of cases of dengue and chikungunya beyond the historical areas of transmission in the Region of the Americas (who.int)

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older39. It is also approved in the U.S40., Canada41, United Kingdom and Brazil for the prevention of disease caused by the chikungunya virus in individuals 18 years of age and older.
Since the start of 2025, Valneva has focused on ramping up sales and launching the vaccine in additional countries, including the Nordics, Austria and Germany. In April 2025, IXCHIQ was granted marketing authorization in Brazil, marking the world’s first approval of a chikungunya vaccine in an endemic country. In April 2025, IXCHIQ was also granted label extension in adolescents 12 years of age and older in the European Union, and additional label extension applications are under review in the U.S., Canada, Brazil, and the UK.
In January 2025, Valneva reported further positive Phase 3 data in adolescents for IXCHIQ, which showed a sustained 98.3% seroresponse rate one-year after single vaccination. The one-year data confirmed that a single dose of the vaccine was generally well tolerated in adolescents. Throughout the trial, an independent Data Safety Monitoring Board (DSMB) consistently assessed safety data and found no safety issues.
In the second quarter of 2025, Valneva reported on changes to recommendations for use of IXCHIQ in the U.S., France and Europe based on reports of serious adverse events (SAEs) mainly in elderly people with several underlying medical conditions. As a temporary measure, the FDA, EMA and France’s Haute Autorité de Santé suspended the use of the vaccine for individuals in this age group. Both the EMA and FDA announced the lifting of these temporary restrictions in July and August 2025, respectively. The two agencies underlined that IXCHIQ should only be given when there is a significant risk of chikungunya infection and after careful consideration of the benefits and risks. The FDA noted that for most U.S. travelers the risk of exposure to CHIKV is low. Both agencies also reminded healthcare professionals that IXCHIQ is contraindicated in individuals with weakened immune systems due to disease or immunosuppressive treatments, as stated in IXCHIQ’s product label in the U.S., Europe and other territories. Additionally, the U.S. Prescribing information (PI) and European Summary of Product Characteristics (SmPC) were updated to reflect the SAE profile observed, especially in people above 65 years of age and older with one or more chronic medical condition.
In the first half of 2025, Valneva recognized IXCHIQ sales of €7.5 million compared to sales of €1.0 million in the first half of 2024, when the vaccine had just been launched in the U.S. IXCHIQ sales in the first half of 2025 benefited from the supply of vaccine doses to the French island of La Réunion in the second quarter of the year as the island experienced a major chikungunya outbreak.
In addition to ramping up sales, Valneva is focused on expanding the vaccine’s label and access. In the third quarter of 2024, the Company expanded its partnership with CEPI42 to support broader access to the vaccine in LMICs, post-marketing trials and potential label extensions in children, adolescents and pregnant women. CEPI will provide Valneva up to $41.3 million of additional funding over five years, with support from the European Union’s (EU) Horizon Europe program. Within the framework of this agreement, in December 2024, Valneva announced an exclusive license agreement with the Serum Institute of
India (SII) that will enable supply of the vaccine in Asia. Under the agreement, the Companies will conduct a technology transfer of the current drug product manufacturing process. Valneva will supply its chikungunya vaccine drug substance to SII, which will complete manufacturing and be responsible for seeking and maintaining regulatory approval of the vaccine in India and other countries in Asia. Future commercialization will be based on a profit-sharing model along with single-digit million milestone payments towards technology transfer and regulatory approvals to Valneva. This agreement with SSI complements the agreement Valneva signed with Instituto Butantan, a Brazilian public institute, in 2021 to support broader access to the vaccine in Latin America and in certain low and middle income countries.
Third-party distribution
Valneva distributes certain third-party vaccines in countries where it operates its own marketing and sales infrastructure. In the first half of 2025, third-party sales increased by 9% to €11.4 million compared to €10.5 million in the first half of 2024 as last year’s third-party sales were impacted by supply constraints.
The third-party vaccines business supported Valneva’s revenues as a complement to its proprietary travel vaccine portfolio, especially during the COVID-19 pandemic. However, the gross margin of third-party sales dilutes Valneva’s overall margins, and the Company therefore decided to focus resources on direct sales of its proprietary products. The Company expects third-party sales to gradually wind down to less than 5% of product sales by 2026/2027.
2.3 Other revenues / income
Valneva also derives revenues from collaboration and partnership agreements. The Company’s primary source of collaboration revenues is currently through its research collaboration and license agreement with Pfizer Inc., entered into in April 202043, to co-develop and commercialize the Company’s Lyme vaccine candidate, VLA15. In June 2020, Pfizer paid Valneva a one-time non-refundable upfront payment of $130 million, plus subsequent development milestone payments totaling $35 million.
Pending approval and commercialization, Pfizer will pay Valneva up to $143 million based on early commercial milestones as well as tiered royalties ranging from 14% to 22%. In addition, Valneva is eligible for up to $100 million in additional milestone payments based on cumulative sales.
Other revenues, including revenues from collaborations, licensing and services, amounted to €6.5 million in the first half of 2025 compared to €2.5 million in the first half of 2024.
Other income amounted to €4.6 million in the first half of 2025 compared to €6.4 million in the first half of 2024. Additionally, a net gain of €90.8 million from the Priority Review Voucher sale was disclosed in the first half of 2024.
2.4 Other Business Updates
39https://valneva.com/press-release/valneva-receives-marketing-authorization-in-europe-for-the-worlds-first-chikungunya-vaccine-ixchiq/
40 Valneva Announces U.S. FDA Approval of World’s First Chikungunya Vaccine, IXCHIQ® - Valneva
41 Valneva Announces Health Canada Approval of the World’s First Chikungunya Vaccine, IXCHIQ® - Valneva
42 CEPI Expands Partnership with Valneva with a $41.3 Million Grant to Support Broader Access to the World’s First Chikungunya Vaccine - Valneva
43 Valneva and Pfizer Announce Collaboration to Co-Develop and Commercialize Lyme Disease Vaccine, VLA15 – Valneva

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Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE
Valneva Renewed its Sales Agreement in connection with its Existing At-the-Market (ATM) Program
In March 2025, Valneva announced that it filed a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) to renew its At-the-Market (ATM) offering facility, which was originally entered into in August 2022.
Pursuant to this financing program, the Company has the option to offer and sell, including with unsolicited investors who have expressed an interest, a total gross amount of up to $75.0 million of American Depositary Shares (ADS), each ADS representing two of the Company’s ordinary shares, from time to time in sales deemed to be an “at the market offering”.
The terms and conditions of the new ATM program remain similar to the prior one set up in August 2022. The Sales Agreement will terminate if the maximum program amount is reached or it is terminated early in accordance with its terms.
Since the renewal, Valneva has used its ATM twice with two leading U.S. institutional healthcare specialist investors. In April 2025, it raised $14.3 million of gross proceeds from an ATM transaction with Novo Holdings A/S and in May 2025, it raised $9.0 million of gross proceeds from an ATM transaction with Frazier Life Sciences.
Valneva Appointed Dr. Gerd Zettlmeissl to its Board of Directors
In June 2025, Dr. Gerd Zettlmeissl was appointed to Valneva’s Board of Directors for a three-year term.
Dr. Gerd Zettlmeissl is a vaccine expert and biotech entrepreneur with more than 30 years of scientific and leadership experience in the biopharmaceutical industry. He currently serves on the Board of Directors of several non-profit organizations and biotech companies, including Medigene and MinervaX.
Valneva Reappointed James Sulat to its Board of Directors and Announced Departure of Executive Committee Member Franck Grimaud
In June 2025, Valneva reappointed James Sulat to its Board of Directors for a one-year term.
Mr. Sulat is the Vice Chair of the Board of Directors and a member of Valneva’s Audit Committee. He is a finance expert and has served notably as CFO of Chiron and CEO of Maxygen.
Valneva also announced that after twenty-six years with Vivalis and Valneva, Mr. Franck Grimaud, Chief Business Officer, and one of Valneva´s co-founders, left the Company on June 25, 2025 to pursue other opportunities.

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Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE
3 Financial Review
Half Year 2025 Financial Review (Unaudited, consolidated under IFRS)
KEY FINANCIAL INFORMATION

	Six months ended June 30,
in € thousand	2025	2024
Total Revenues	97,562	70,813
Product Sales	91,020	68,279
Profit/(loss) for the period	(20,818)	33,976
Adjusted EBITDA	(6,020)	56,159
Cash and cash equivalents	161,307	131,413
Revenues
Valneva’s total revenues were €97.6 million in the first half of 2025 compared to €70.8 million in the first half of 2024
Valneva’s total product sales reached €91.0 million in the first half of 2025 compared to €68.3 million in the first half of 2024. Foreign currency fluctuations of €0.5 million adversely impacted product sales during the first half of 2025.
Other revenues, including revenues from collaborations, licensing and services increased to €6.5 million in the first half of 2025 compared to €2.5 million in the first half of 2024. The increase was related to revenues recognized under the exclusive license agreement with Serum Institute of India for Valneva’s single-shot chikungunya vaccine.
Operating Result and Adjusted EBITDA
Costs of goods and services sold (COGS) were €47.2 million in the first half of 2025. The gross margin on commercial product sales, excluding IXCHIQ®, amounted to 59.2% in the first half of 2025 compared to 47.7% in the first half of 2024. The improvement in gross margin was driven primarily by better manufacturing performance. COGS of €18.9 million related to IXIARO product sales yielded a product gross margin of 65.5% while COGS of €8.2 million related to DUKORAL product sales yielded a product gross margin of 52.9%. Of the remaining COGS in the first half of 2025, €7.0 million related to the third-party products distribution business, €2.5 million to IXCHIQ, €5.9 million to idle capacity costs and €4.6 million to cost of services. In the first half of 2024, overall COGS were €45.6 million, of which €41.1 million related to cost of goods and €4.6 million related to cost of services.
Research and development expenses were €32.4 million in the first half of 2025, compared to €29.7 million in the first half of 2024. This increase was mainly driven by higher costs related to the Shigella vaccine candidate following the R&D collaboration agreement with LimmaTech Biologics AG.
Marketing and distribution expenses in the first half of 2025 were €20.3 million compared to €23.2 million in the first half of 2024. The decrease was mainly related to a planned reduction in advertising, promotional and consultancy spending, which was partly offset by higher costs for warehousing and distribution.
In the first half of 2025, general and administrative expenses were reduced to €19.0 million compared to €22.8 million in the first half of 2024. The reductions were primarily related to lower recruitment spending and insurance charges as well as savings in advisory and professional services.
During the first half of 2024, a net gain of €90.8 million from the sale of the PRV was recorded. The gross proceeds of $103 million were reduced by transaction costs as well as contractual payment obligations related to the sale of the PRV. This one-time net gain did not recur in 2025.
Other income, net of other expenses, decreased to €4.6 million in the first half of 2025 from €6.4 million in the first half of 2024. The reduction was mainly related to lower R&D tax credits during the first half of 2025.
Valneva recorded an operating loss of €16.8 million in the first half of 2025 compared to an operating profit of €46.7 million in the first half of 2024. The decrease was mainly the result of the PRV sale in 2024, partly offset by higher product sales resulting in higher gross profit, as well as reduced SG&A spending in the first half of 2025.
Adjusted EBITDA (as defined below) loss in the first half of 2025 was €6.0 million, whereas in the first half of 2024 an adjusted EBITDA profit of €56.2 million, benefiting from the PRV sale, was recorded.
Net Result
In the first half of 2025, Valneva generated a net loss of €20.8 million. This compared to a net profit of €34.0 million in the first half of 2024, mainly resulting from the sale of the PRV in February 2024.
Finance expense and currency effects in the first half of 2025 resulted in a net finance expense of €2.7 million, compared to a net finance expense of €12.8 million in the first half of 2024. This is mainly related to the development of USD exchange rate versus EUR, which generated a foreign currency profit of €7.8 million in the first half of 2025 compared to a foreign currency loss of €1.7 million in the first half of 2024.
Cash Flow and Liquidity
Net cash used in operating activities amounted to €10.9 million in the first half of 2025 compared to €66.3 million cash used in operating activities in the first half of 2024. The significant reduction in cash used in operating activities compared to last year is driven by the significant increase in sales and efficient cost management.
Cash outflows from investing activities amounted to €1.6 million in the first half of 2025 compared to cash inflows of €87.6 million in the first half of 2024. Cash inflows in the first half 2024 resulted from €90.8 million net proceeds from the sale of the PRV.
Net cash generated from financing activities amounted to €9.3 million in the first half of 2025 compared to a net cash outflow of €16.6 million in the first half of 2024. Cash inflows from the first half of 2025 included €20.1 million net proceeds from two ATM transactions, partly offset by

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Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE
interest payments. Cash outflows for the first half of 2024 mainly consisted of interest and lease payments.
Cash and cash equivalents were €161.3 million as at June 30, 2025, compared to €168.3 million at December 31, 2024.
Management uses and presents IFRS results as well as the non-IFRS measure of Adjusted EBITDA to evaluate and communicate its performance. While non-IFRS measures should not be construed as alternatives to IFRS measures, management believes non-IFRS measures are useful to further understand Valneva’s current performance trends, and financial condition.
Adjusted EBITDA is a common supplemental measure of performance used by investors and financial analysts. Management believes this measure provide additional analytical tools. Adjusted EBITDA is defined as net profit /(loss) for the period before income tax, finance income/expense, foreign exchange (gain)/loss, amortization, depreciation, and impairment.
Non-IFRS Financial Measures
A reconciliation of Adjusted EBITDA to net profit / (loss), which is the most directly comparable IFRS measure is set forth in the table below:

	Six months ended June 30,
in € thousand	2025	2024
PROFIT/(LOSS) FOR THE PERIOD	(20,818)	33,976
Add:
Income tax (benefits)/expense	1,251	(158)
Financing income	(1,065)	(787)
Financing expenses	11,585	11,981
Foreign currency (gain)/loss – net	(7,783)	1,652
Amortization	2,439	2,471
Depreciation	8,371	7,024
Impairment	—	—
ADJUSTED EBITDA	(6,020)	56,159

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Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE
4 Operational and Strategic Outlook 2025
Valneva’s strategy supports its vision to contribute to a world in which no one dies or suffers from a vaccine-preventable disease. This strategy is based on an integrated business model that has allowed the Company to build and advance a portfolio of differentiated clinical and pre-clinical assets as well as grow its commercial business. Valneva is focused on utilizing its proven and validated product development capabilities to rapidly advance solutions addressing unmet needs in infectious diseases towards regulatory approval, with the goal of becoming first-, best- or only-in-class. Valneva has entered into strategic partnerships with other well-established pharmaceutical companies to leverage clinical and commercial capabilities and optimize the potential value of select assets. As Valneva advances its late-stage portfolio, it also remains focused on investing in its research and development pipeline in order to develop its earlier stage assets as well as identify new targets and indications where the Company believes it can make a significant difference.
In the second half of 2025, Valneva will focus on the following goals:
•Continue to progress, together with Pfizer, the VALOR Phase 3 study of Lyme disease vaccine candidate
VLA15 with the objective for Pfizer to submit a Biologics License Application (BLA) to the U.S. FDA and a Marketing Authorization Application (MMA) to the EMA in 2026, subject to positive data
•Continue to grow product sales focusing on proprietary products (IXIARO, DUKORAL and IXCHIQ), with the objective to continue building a leading position in the travel vaccines market
•Secure additional label extensions for its chikungunya vaccine IXCHIQ in the U.S., UK and Canada and prepare the launch of Phase 4 post-marketing studies
•Ensure continued progress of the Phase 2 clinical trials for Shigella vaccine candidate S4V2 and continue to advance the Phase 1 study for Zika vaccine candidate VLA1601 and pre-clinical studies for early-stage candidates
•Continue to execute on Valneva’s ESG (environmental, social, and governance) strategy and initiatives

12

Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE
5 Risk Factors
Valneva considers that the risk factors discussed below are the main risks and uncertainties that the Group may face in the remaining six months of 2025. These risk factors track those in Section 1.5 of the Company’s 2024 Universal Registration Document (Document d’enregistrement universel, or URD) filed with the French Financial Markets Authority (Autorité des Marchés Financiers, or AMF) on March 24, 2025 (AMF number D.25-0140) and in the Company’s 2024 annual report on Form 20-F (20-F). These are not the only risks and uncertainties facing the Group in the next six months, and they may also occur in future years. The Company invites investors to review its URD, 20-F and other public disclosure for additional information, including additional risks not discussed below.
Management has established a risk management system in order to monitor and mitigate the risks that are inherent to the Company’s industry or associated with its business. However, the Group remains exposed to significant risks, including the following:
Risks relating to the Lyme disease vaccine candidate and the Pfizer Partnership: The Company's strategic partnership with Pfizer to develop and commercialize VLA15 is of critical significance to the Company. Under this agreement, Pfizer has considerable discretion on the development and commercialization of the vaccine candidate, and Pfizer is responsible for the Phase 3 clinical trial and regulatory submission process. Valneva may not agree with or benefit equally from all the decisions taken by Pfizer. If this partnership fails or is terminated for any reason, the Company may not be able to find another partner and will not have sufficient financial resources to pursue the completion of Phase 3 clinical development or commercialization of this vaccine on its own.
First results from the ongoing Phase 3 trial of Valneva’s Lyme disease vaccine candidate, VLA15, are expected as soon as all Lyme disease cases are confirmed. The nature of these results will be critical for Valneva’s further business evolution. A development failure (including insufficient efficacy or safety) would result in the total loss of the Group’s commercial and financial upside expected from Pfizer under the existing agreement. If the Phase 3 results are positive, commercialization of the vaccine candidate will still require regulatory approval and recommendations from local bodies for immunization guidelines, such as the U.S. Centers for Disease Control’s Advisory Committee for Immunization Practices (ACIP). Any substantial delays in the data readout or regulatory submissions could have a substantial negative impact on the Group’s business.
Risk of Dependence on Sales of Key Products: Valneva’s revenues are principally derived from the sales of its three marketed products, IXIARO, DUKORAL and IXCHIQ. Sales of these products are necessarily affected by the strength of the travel industry, the ability of customers to pay for travel vaccines, and the appearance of side effects linked to the products or suspected of being linked to the products. Revenues may be further impacted by other factors, including volatility in the political and economic environment in the markets in which the Group operates and related impacts on consumer behavior, such as discretionary spending on travel. In addition, the Group’s product sales may be affected by changes to existing vaccination recommendations or approved indications. For example, due to reports of serious adverse effects (SAEs) in elderly people with co-morbidities, both the EMA and the FDA temporarily paused the use of IXCHIQ for individuals aged 65 and older and 60 and older, respectively, while investigations into the SAEs were ongoing. While the EMA and FDA have lifted their restrictions, sales of IXCHIQ may still be affected if consumers and health care providers continue to be concerned about potential side effects.
Finally, some of Valneva’s vaccines face competition from other vaccines or vaccine candidates for the same indications, which may receive more favorable treatment from regulatory authorities or recommending bodies or may otherwise be preferred by customers.
Product sales also depend on Valneva’s ability to manufacture sufficient quantities of its vaccines, and the Group’s ability to respond to changes in demand in the short term may be limited. Valneva has experienced supply shortages for both IXIARO and DUKORAL in prior periods.
Geopolitical risks: Volatility in the political environment could have direct or indirect consequences on Valneva’s business, including research and development programs, commercial business, financial results or reputation. Legislative changes and disruptions or shifts in priority at governmental agencies or related local bodies could create uncertainty about the timing or outcome of the review of Valneva’s product candidates or previously approved products. New operational or policy requirements might be imposed on Valneva as a supplier to government programs, and such programs might be affected by budget cuts. Finally, the imposition of tariffs could lead to rising costs or supply disruptions, which would affect the sales of Valneva’s commercial products. As of the date of this report, the 15% tariff on goods imported to the United States from Europe is understood to include pharmaceutical products. Currency fluctuations, particularly involving the US dollar, could also have an impact on Valneva’s results of operations.
Risks relating to Financing: Valneva’s business is capital-intensive, and it will need to raise additional capital in future periods. Such capital might not be available on acceptable terms or at all, depending on the Group’s circumstances and market conditions, which continue to be volatile. Fundraising efforts may divert Valneva’s management from their day-to-day activities, which could affect its core business operations. In addition, in 2020, Valneva entered into a debt financing agreement with Deerfield and OrbiMed, under which it is subject to covenants for minimum revenue and liquidity. If the Company is unable to meet these requirements, or if the Company is unable to make required repayments of the debt beginning in 2026, this would result in an event of default and could result in additional costs and disruption, as further described in the Company’s annual reports referenced above.
Operational risks: The Group currently depends on its primary manufacturing facilities in Livingston, Scotland, and Solna, Sweden, for the production of IXIARO, DUKORAL and IXCHIQ. If one of these sites were destroyed or seriously damaged by fire or other events, or if a cybersecurity attack resulted in an unexpected suspension of manufacturing, the Group’s production would be seriously disrupted or impaired, depending on the nature of the event. In such a situation, the Group would no longer be able to produce the vaccines concerned, in sufficient quantities or at all, and to supply its customers or its clinical trial centers and could therefore suffer considerable losses. The Group could face similar detrimental consequences if the facilities of a key manufacturer were damaged or otherwise affected. Numerous measures have been put in place at Valneva to minimize these risks or their impact, including annual quality and safety audits, business continuity plans, on-site

13

Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE
storage of critical spare parts, and the establishment of safety stocks for materials used in production.
The manufacture of biological materials is delicate and complex, and biological material is very vulnerable to contamination, so industrial yields may vary. The Group may experience delays, manufacturing failures or difficulties in its ability to manufacture its vaccines or in satisfying market demand, particularly if the growth in market demand is faster than the Group’s ability to adapt to such demand. Supply shortages may result in penalties from regulatory authorities.
The Group depends upon third-party manufacturers and contractors for the manufacture and supply of its commercial vaccines and product candidates. If such a third party can no longer provide services or failed to meet requirements, Valneva may not be able to supply one or more of its vaccines for several months, and the development and commercialization of the Company’s products and product candidates could be limited or delayed.
In addition, the manufacture of biological materials is subject to Good Manufacturing Practices and regular inspections by regulatory authorities. Regulatory authorities update or change their requirements in ways that Valneva is unable to anticipate. Such changes could be costly and could affect the Group's sales and revenue projections. If Valneva or its third-party suppliers fail to comply with Good Manufacturing Practices, Good  Distribution Practices or other regulatory requirements or any changes to such requirements, this could result in potential actions against such as the suspension of review of a regulatory submission or the suspension or revocation of manufacturing or distribution authorizations, which could hinder the supply of products by the Group.
Finally, the internal computer and information technology systems of Valneva and its collaborators, service providers and other contractors or consultants are potentially vulnerable to cyber-based attacks and data security breaches, including attacks enhanced or facilitated by artificial intelligence, that may result in damage to or the interruption or impairment of key business processes, or the loss, exposure or corruption of confidential information.
Listed company requirements: As a company listed in France and the United States, Valneva must comply with regulations applicable to listed companies in these jurisdictions. Compliance with existing and anticipated disclosure and other requirements is complex, requires significant time and expense, and may divert the attention of management from other matters, which could negatively impact the Group’s business. In particular, the EU Corporate Sustainability Reporting Directive (CSRD) has imposed significant new reporting obligations for Valneva, and disclosure requirements in this area and more generally continue to evolve. In addition, companies that are publicly listed in the United States are subject to a higher risk of shareholder litigation, which could also divert time, attention, and resources away from the Group’s business. Failing to comply with applicable U.S. regulations or involvement in lawsuits with U.S. investors could have significant consequences for Valneva and could materially impact the Group’s business and results of operations.
Litigation: Risks associated with litigation are set out in Note 19 to the H1 financial statements (Section III of this report).

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Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE
6 Related Parties’ Transactions
Bpifrance (Maisons-Alfort - France) is considered as related party due to the number of Valneva shares held and, until June 25, 2025, its representation on the Company’s Board of Directors.

In the six months ended June 30, 2025, there was no transaction or change in transactions between related parties which materially affected Valneva’s financial position or performance.

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Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE
III. UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT JUNE 30, 2025
1 Unaudited Interim Consolidated Statement of Profit or Loss and Comprehensive Income
Unaudited Interim Condensed Consolidated Statement of Profit or Loss

		Six months ended June 30,
in € thousand	Note	2025	2024
Product sales	5.5	91,020	68,279
Other revenues	5.5	6,542	2,534
REVENUES		97,562	70,813
Cost of goods and services	5.6	(47,162)	(45,628)
Research and development expenses	5.6	(32,441)	(29,683)
Marketing and distribution expenses	5.6	(20,310)	(23,181)
General and administrative expenses	5.6	(19,034)	(22,847)
Gain from sale of Priority Review Voucher, net	5.7	—	90,833
Other income and expenses, net	5.7	4,555	6,357
OPERATING PROFIT/(LOSS)		(16,830)	46,663
Finance income	5.8	1,065	787
Finance expenses	5.8	(11,585)	(11,981)
Foreign exchange gain/(loss), net	5.8	7,783	(1,652)
PROFIT/(LOSS) BEFORE INCOME TAX		(19,567)	33,818
Income tax benefit/(expense)		(1,251)	158
PROFIT/(LOSS) FOR THE PERIOD		(20,818)	33,976

EARNINGS/(LOSSES) PER SHARE
for profit/(loss) for the period attributable to the equity holders of the Company (expressed in € per share)
Basic		(0.13)	0.25
Diluted		(0.13)	0.24
The accompanying Notes form an integral part of these financial statements.

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income

		Six months ended June 30,
in € thousand	Note	2025	2024
PROFIT/(LOSS) FOR THE PERIOD		(20,818)	33,976
OTHER COMPREHENSIVE INCOME/(LOSS)
Items that may be reclassified to profit or loss
Currency translation differences		1,402	(369)
Items that will not be reclassified to profit or loss
Defined benefit plan actuarial gains/(losses)		24	(10)
Other comprehensive income/(loss) for the period, net of tax		1,426	(379)
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD		(19,391)	33,596
The accompanying Notes form an integral part of these financial statements.

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Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE
2 Unaudited Interim Condensed Consolidated Statement of Financial Position

in € thousand	Note	June 30, 2025	December 31, 2024
ASSETS
Non-current assets		187,908	201,020
Intangible assets		23,824	25,258
Right of use assets		18,973	19,232
Property, plant and equipment		128,475	138,883
Deferred tax assets		8,009	9,605
Other non-current assets	5.12	8,627	8,041
Current assets		284,717	299,012
Inventories	5.10	61,731	53,663
Trade receivables	5.11	24,122	35,205
Other current assets	5.12	37,557	41,874
Cash and cash equivalents	5.13	161,307	168,271
TOTAL ASSETS		472,625	500,032
EQUITY
Share capital		25,528	24,378
Share premium		666,523	647,600
Other reserves		79,126	73,203
Retained earnings/(Accumulated deficit)		(563,928)	(551,682)
Profit/(Loss) for the period		(20,818)	(12,247)
TOTAL EQUITY		186,432	181,253
LIABILITIES
Non-current liabilities		160,534	204,199
Borrowings	5.14	122,362	166,521
Lease liabilities		25,893	26,432
Refund liabilities	5.17	6,587	6,491
Provisions		1,284	546
Deferred tax liabilities		4,034	4,162
Other non-current liabilities		373	46
Current liabilities		125,660	114,580
Borrowings	5.14	46,023	20,852
Trade payables and accruals	5.15	21,116	35,522
Income tax liability		1,598	1,742
Tax and Employee-related liabilities		18,543	19,458
Lease liabilities		2,646	2,508
Contract liabilities	5.16	520	3,010
Refund liabilities	5.17	19,836	19,650
Provisions		5,850	6,686
Other current liabilities		9,528	5,152
TOTAL LIABILITIES		286,193	318,779
TOTAL EQUITY AND LIABILITIES		472,625	500,032
The accompanying Notes form an integral part of these financial statements.

17

Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE
3 Unaudited Interim Condensed Consolidated Statement of Cash Flows

		Six months ended June 30,
in € thousand	Note	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(Loss) for the period		(20,818)	33,976
Gain from sale of Priority Review Voucher, net		—	(90,833)
Adjustments to reconcile profit/(loss) for the period to cash generated from/(used in) operations	5.18.1	17,780	23,973
Changes in non-current operating assets and liabilities	5.18.1	456	(1,117)
Changes in working capital	5.18.1	(7,788)	(31,153)
Cash used in operations	5.18.1	(10,369)	(65,154)
Income tax paid		(575)	(1,106)
NET CASH GENERATED FROM/(USED IN) OPERATING ACTIVITIES		(10,943)	(66,261)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		(2,667)	(4,104)
Proceeds from sale of property, plant and equipment		21	172
Purchases of intangible assets		(61)	(79)
Proceeds from sale of Priority Review Voucher		—	90,833
Interest received		1,065	787
NET CASH GENERATED FROM/(USED IN) INVESTING ACTIVITIES		(1,642)	87,608

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds/(payments) from issuance of common stock, net of costs of equity transactions		20,136	—
Proceeds from borrowings, net of transaction costs	5.14	—	(944)
Repayment of borrowings	5.14	—	(2,782)
Payment of lease liabilities		(1,384)	(2,136)
Interest paid[1]		(9,452)	(10,727)
NET CASH GENERATED FROM FROM/(USED IN) FINANCING ACTIVITIES		9,299	(16,589)

NET CHANGE IN CASH AND CASH EQUIVALENTS		(3,286)	4,759
Cash and cash equivalents at beginning of the year	5.13	168,271	126,080
Exchange gains/(losses) on cash		(3,677)	575
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD		161,307	131,413
(1) Cash flows relating to the interest on the lease liabilities amounted to €0.4 million as at June 30, 2025 (June 30, 2024: €0.4 million)

The accompanying Notes form an integral part of these financial statements.

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Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE
4 Unaudited Interim Condensed Consolidated Statement of Changes in Equity

in € thousand	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2025	24,378	647,600	73,203	(551,682)	(12,247)	181,253
Total comprehensive income/(loss)	—	—	1,426	—	(20,818)	(19,391)
Income appropriation	—	—	—	(12,247)	12,247	—
Share-based compensation expense:
Value of services	—	—	4,498	—	—	4,498
Exercises	—	—	—	—	—	—
Capital Increase	1,150	19,850	—	—	—	21,000
Cost of equity transaction, net of tax	—	(928)	—	—	—	(928)
BALANCE AS AT JUNE 30, 2025	25,528	666,523	79,126	(563,928)	(20,818)	186,432

in € thousand	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2024	20,837	594,003	65,088	(450,253)	(101,429)	128,247
Total comprehensive income/(loss)	—	—	(379)	—	33,976	33,596
Income appropriation	—	—	—	(101,429)	101,429	—
Share-based compensation expense:
Value of services	—	—	4,435	—	—	4,435
Exercises	55	(55)	—	—	—	—
BALANCE AS AT JUNE 30, 2024	20,892	593,948	69,144	(551,682)	33,976	166,278

The accompanying Notes form an integral part of these financial statements.

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Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE
5 Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 1	General information
1.1 Corporate Information
Valneva SE (the Company) together with its subsidiaries (the Group or Valneva) is a specialty vaccine company that develops, manufactures and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs.
The Company takes a highly specialized and targeted approach, applying deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions. Valneva has a strong track record of advancing multiple vaccines from early R&D to approval.
Valneva currently markets three proprietary travel vaccines as well as certain third-party vaccines leveraging the Company’s established commercial infrastructure. Revenues from the growing commercial business help fuel the continued advancement of the Company’s vaccine pipeline. This includes:
•the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer,
•the Company’s single-shot vaccine against the chikungunya virus, for which Valneva is continuing to generate additional clinical data to support label extensions,
•the world’s most clinically advanced tetravalent bioconjugate vaccine candidate against shigellosis,
•an optimized vaccine candidate against the Zika virus
•and pre-clinical vaccine candidates targeting other global public health threats.

As at June 30, 2025, the Group’s portfolio includes three commercial vaccines:
▪IXIARO (also marketed as JESPECT), indicated for the prevention of Japanese encephalitis;
▪DUKORAL, indicated for the prevention of cholera, and, in some countries, prevention of diarrhea caused by enterotoxigenic Escherichia coli (ETEC); and
▪IXCHIQ, Valneva’s single-shot vaccine indicated for the prevention of disease caused by the Chikungunya virus.
The Company is registered at 6 rue Alain Bombard, 44800 Saint-Herblain, France. Valneva has operations in Austria, Sweden, the United Kingdom, France, Canada and the United States and around 700 employees worldwide.
Valneva SE is a public company listed on Euronext Paris (symbol: VLA) and on the Nasdaq Global Select Market (symbol: VALN).

Significant events of the period and significant agreements
IXIARO new Supply Contract with the U.S. Government
On January 30, 2025 Valneva USA, Inc. signed a new $32.8 million contract with the United States (U.S.) Department of Defense (DoD) for the supply of Valneva’s Japanese encephalitis (JE) vaccine, IXIARO. Under this new one year contract, the DoD will buy a minimum of $32.8 million worth of IXIARO vaccines and has the possibility to purchase additional doses during the twelve months following the signing date.

Valneva Received Marketing Authorization in the UK for its Chikungunya Vaccine, IXCHIQ
On February 5, 2025 Valneva SE announced that the UK's Medicines and Healthcare products Regulatory Agency (MHRA) has granted marketing authorization for its chikungunya vaccine IXCHIQ. Based on successful Phase 3 data, the single-dose vaccine provides long-lasting protection against chikungunya virus in adults aged 18 and older. This approval marked the fourth regulatory clearance for IXCHIQ.

Valneva Renews its Sales Agreement in connection with its Existing At-the-Market (ATM) Program
On March 26, 2025 Valneva SE announced the filing of a prospectus supplement with the U.S. SEC as part of the renewal of its registration statement on Form F-3, related to its existing At-the-Market (ATM) offering program. The ATM Program, originally established in August 2022, allows Valneva to offer and sell up to $75 million in American Depositary Shares (ADS), each representing two ordinary shares. Sales may occur through Jefferies LLC, acting as sales agent, and will be subject to market conditions and regulatory limits. The Company is not obligated to sell any ADS under the program, which retains terms similar to the original 2022 agreement.
The Group issued 4.75 million shares in April 2025 followed by an additional issuance of 2.92 million shares in May 2025 and raised €21.0 million under the ATM program, which was offset by €0.9 million transaction costs. As at June 30, 2025, after the capital increase, the number of shares issued were 170,188,190 compared to 162,521,524 as at December 31, 2024.

Valneva and LimmaTech Announced First Vaccination in Phase 2 Infant Study of Tetravalent Shigella Vaccine Candidate S4V2
On April 9, 2025 Valneva SE and LimmaTech Biologics AG announced the vaccination of the first participant in a Phase 2 study evaluating Shigella4V2 (S4V2), the most clinically advanced tetravalent bioconjugate vaccine candidate against shigellosis. The trial will assess the

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Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE
safety and immunogenicity of S4V2 in approximately 110 nine-month-old infants in Kenya, aiming to identify the optimal dose for a Phase 3 trial. Shigellosis is a major global health concern, particularly for children under five, and this study, funded by the Gates Foundation, is expected to deliver results in the second half of 2025.

Valneva Received First Marketing Authorization for IXCHIQ in a Chikungunya Endemic Country
On April 14, 2025 Valneva SE announced that Brazil's Health Regulatory Agency (ANVISA) granted marketing authorization for IXCHIQ, marking the first approval of a chikungunya vaccine in an endemic country. This also marked a significant step in Valneva's strategy to expand vaccine access, with support from CEPI and the European
Union. IXCHIQ is already approved in several countries, including the U.S., EU, Canada, and the UK, and Valneva is collaborating with Instituto Butantan to ensure access in Latin America.
Valneva Announces Exclusive Vaccine Marketing and Distribution Agreement for Germany with CSL Seqirus
On June 26, 2025 Valneva Austria GmbH and Valneva Sweden AB entered into exclusive agreements with CSL Seqirus for the marketing and distribution of Valneva’s three vaccines in Germany. Starting in July 2025, CSL Seqirus will commercialize Valneva's chikungunya vaccine IXCHIQ, followed by IXIARO and DUKORAL in 2026. This agreement replaces Valneva's previous partnership with Bavarian Nordic and has a term of three years.
1.2 Group information
The following list shows all subsidiaries held by the Company directly or indirectly:

Name	Country of incorporation	Consolidation Method	Interest held as at
			June 30, 2025	December 31, 2024
Vaccines Holdings Sweden AB	SE	Full Consolidation	100%	100%
Valneva Austria GmbH	AT	Full Consolidation	100%	100%
Valneva Canada Inc.	CA	Full Consolidation	100%	100%
Valneva France SAS	FR	Full Consolidation	100%	100%
Valneva Scotland Ltd.	UK	Full Consolidation	100%	100%
Valneva Sweden AB	SE	Full Consolidation	100%	100%
Valneva UK Ltd.	UK	Full Consolidation	100%	100%
Valneva USA, Inc.	US	Full Consolidation	100%	100%
VBC 3 Errichtungs GmbH	AT	Full Consolidation	100%	100%
The closing date for the consolidated financial statements is December 31 of each year.
The Company’s site in Saint-Herblain (Nantes, France) includes general and administrative functions as well as research and development facilities. Valneva SE also has a site in Lyon which operates commercial activities.
Vaccines Holdings Sweden AB (Solna, Sweden) is the holding company of Valneva Sweden AB, also located in Solna, which manufactures DUKORAL and commercializes DUKORAL, IXIARO and IXCHIQ in the Nordic countries.
Valneva Austria GmbH (Vienna, Austria) focuses on pre-clinical and clinical development activities of vaccines. The facilities accommodate departments for pre-clinical R&D, technical/clinical product development, quality and regulatory affairs, general and administrative as well as commercial functions. Valneva Austria GmbH commercializes IXIARO, DUKORAL, IXCHIQ and third-party products such as Rabipur/RabAvert and Encepur. Also, Valneva Austria GmbH is involved in external manufacturing steps of IXCHIQ.
Valneva Canada Inc., located in Kirkland, Canada, commercializes IXIARO, DUKORAL, IXCHIQ and third-party products such as KAMRAB.
Valneva France SAS (Lyon, France) commercializes IXIARO, DUKORAL, IXCHIQ and third-party products such as Rabipur/RabAvert and Encepur.
Valneva Scotland Ltd. (Livingston, Scotland, United Kingdom) is primarily involved in the production of IXIARO and IXCHIQ.
Valneva UK Ltd. (Fleet, England, United Kingdom) commercializes DUKORAL, IXIARO and IXCHIQ.
Valneva USA, Inc. (Bethesda, Maryland, USA) focuses on the commercialization of IXIARO and IXCHIQ to the U.S. military and the U.S. private market.
VBC 3 Errichtungs GmbH (Vienna, Austria), owns the administration and research building used by Valneva Austria GmbH.

21

Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE

Note 2	Summary of significant accounting policies
The principal accounting policies applied in preparing these interim consolidated financial statements are outlined below. These policies have been consistently applied to all years presented to date.
2.1    Basis of preparation
The unaudited interim condensed consolidated financial statements as at June 30, 2025 and for the six months ended June 30, 2025 and June 30, 2024, have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union (EU) and as issued by the IASB authorizing the presentation of selected explanatory notes.
In consequence, these interim consolidated financial statements must be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2024.
The preparation of financial statements in conformity with IFRS as issued by the IASB and as adopted by the European Union (EU) requires the use of certain critical accounting estimates. It also requires the Group’s management to exercise its judgement in applying its accounting policies.

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.
For ease of presentation, numbers have been rounded and, where indicated, are presented in thousands of Euros. Calculations, however, are based on exact figures. Therefore, the sum of the numbers in a column of a table may not conform to the total figure displayed in the column.
The unaudited interim condensed consolidated financial statements of the Company were approved and authorized for issuance by the Board of Directors after review by the Audit, Compliance and Risk Committee on August 11, 2025.
2.2    Impact of new, revised or amended Standards and Interpretations
Standards, amendments to existing standards and interpretations issued by IASB and adopted by the European Union whose application has been mandatory since January 1, 2025

New standards, Interpretations and amendments adopted by the Group		Effective date	Effects
IAS 21	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability	January 1, 2025	none
Editorial Corrections (various)	Periodically issued IASB Editorial Corrections and changes to IFRSs and other pronouncements.	March 31, 2025	none
The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.
Standards, amendments to existing standards and interpretations whose application is not yet mandatory.
The Group did not elect for early application of the following new standards, amendments and interpretations which were issued but not mandatory as at January 1, 2025.

New standards, Interpretations and amendments		Effective date	Effects
IFRS 18	New standard, IFRS 18 Presentation and Disclosures in Financial Statements	January 1, 2027	under assessment
IFRS 19	New standard, IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027	none
IFRS 7 & IFRS 9	Amendments IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments	January 1, 2026	none
Annual improvements to IFRS – Volume 11	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter	January 1, 2026	none
	Amendments to IFRS 7 Financial Instruments: Disclosures: Gain or loss on derecognition, Disclosure of deferred difference between fair value and transaction price, Introduction and credit risk disclosures	January 1, 2026	none
	Amendments to IFRS 9 Financial Instruments: Lessee derecognition of lease liabilities, Transaction price	January 1, 2026	none
	Amendments to IFRS 10 Consolidated Financial Statements: Determination of a ‘de facto agent’	January 1, 2026	none
	Amendments to IAS 7 Statement of Cash Flows: Cost method	January 1, 2026	none
IFRS 7 & IFRS 9	Amendments IFRS 9 and IFRS 7 regarding the application of the ‘own use’ exemption to Power Purchase Agreements (PPAs)	January 1, 2026	none
The Group has not adopted any of the above standards, interpretations or amendments that have been issued, but are not yet effective. Such standards are not currently expected to have a material impact on the Group in the

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Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE
current or future reporting periods and on foreseeable future transactions, except for IFRS 18 for which the
Group is currently assessing the impact in future reporting periods.

Note 3	Critical accounting judgements and key sources of estimation uncertainty
In applying the Group’s accounting policies, which are described in Note 2: Summary of significant accounting policies, management is required to make judgements (other than those involving estimations) that have a significant impact on the amounts recognized and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.
The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Although it is difficult to predict future liquidity requirements, the Group believes that its existing cash and cash equivalents will be sufficient to fund its operations through at least 12 months after publication of this report.
No additional key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year have been added to those reported as of December 31, 2024.

Note 4	Segment information
The Executive Committee, as the Company’s chief operating decision maker (CDM), considers Valneva’s operating business in its entirety to allocate resources and assess performance. The Executive Committee evaluates all vaccine candidates and vaccine products together as a single operating segment, “development and commercialization of prophylactic vaccines”. Therefore, the split used to allocate resources and assess performance is based on a functional view, thus correlating to the income statement format.

Note 5	Revenues
Revenues include both revenues from contracts with customers and other revenues (mainly subleases) which are out of scope from IFRS 15:

	Six months ended June 30,
in € thousand	2025	2024
Product sales	91,020	68,279
Other revenues from contracts with customers	6,152	1,847
Other non-IFRS 15 revenue	389	687
REVENUES	97,562	70,813

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Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE
Disaggregated revenue information
The Group’s revenues are disaggregated as follows:
Type of goods or service

	Six months ended June 30,
in € thousand	2025	2024
IXIARO®	54,705	41,891
DUKORAL®	17,394	14,945
Third party products	11,418	10,490
IXCHIQ®	7,504	952
PRODUCT SALES	91,020	68,279
Royalties received	1,570	1,602
Revenues from shipping and handling	18	24
Milestone payment - licenses (1)	4,564	(123)
Other services	—	343
OTHER REVENUES FROM CONTRACTS WITH CUSTOMERS	6,152	1,847
Other non-IFRS 15 revenue	389	687
REVENUES	97,562	70,813
(1) Revenues from these products were derived from contractual arrangements and do not represent product sales.

In the six months ended June 30, 2025 product sales increased by €22.7 million or 33% compared to the same period of 2024 with favorable sales performance recorded for all commercialized products.
IXIARO/JESPECT sales showed a 31% increase in sales, which was the result of sales growing in both Travel and Military channels. The U.S. military returned to a more regular supply pattern, resulting in an increase of sales to the U.S. Department of Defense (DOD) in 2025. In addition higher sales in Europe contributed to the increased sales.

DUKORAL sales in the six months ended June 30, 2025 were 16% higher compared to the same period of 2024. This increase resulted from the supply of doses to the French island of Mayotte and sales growth across most travel markets.
IXCHIQ product sales increased in the six months ended June 30, 2025 by €6.6 million compared to the same period in 2024 as the vaccine was launched at the end of the first quarter of 2024. Sales in the first half year of 2025 included all doses Valneva supplied to La Réunion, a French overseas region, to respond to the chikungunya outbreak there.

Third Party product sales recorded a 9% increase in the first half of 2025, which was mainly driven by higher sales of Rabipur under the distribution agreement with Bavarian Nordic, following the resolution of external supply constraints impacting sales of the first half year of 2024.
Other revenues, including revenues from collaborations, licensing and services amounted to €6.2 million in the six months ended June 30, 2025 compared to €1.8 million in the six months ended June 30, 2024. The increase in other revenues mainly derives from revenues contracted with the partner for the development of the chikungunya vaccine in India in the first half year of 2025.

24

Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE
Sales channels for product sales
Products are sold via the following sales channels:

	Six months ended June 30,
in € thousand	2025	2024
Direct product sales	70,599	57,423
Indirect product sales	20,421	10,856
TOTAL PRODUCT SALES	91,020	68,279

Geographical markets
In presenting information on the basis of geographical markets, revenue is based on the final location where Valneva’s distribution partner sells the product or where the customer/partner is located.

	Six months ended June 30,
in € thousand	2025	2024
United States	23,470	20,137
Germany	14,682	7,611
Canada	14,464	16,034
France	9,670	2,955
Austria	7,064	5,873
United Kingdom	6,863	5,554
Nordics	5,892	6,502
Other Europe	7,015	4,048
Rest of World	8,442	2,099
REVENUE TOTAL	97,562	70,813
Nordics includes Finland, Denmark, Norway and Sweden and Rest of World includes India, Israel, Australia, Peru, Japan, Brazil and New Zealand.
In the six months ended June 30, 2025, total revenues increased by €26.7 million in comparison to the same period in 2024. Revenues from the United States, Germany and France positively contributed to this result. Sales to the U.S. military organizations increased considerably, being primarily the result of the U.S. military returning to a more regular supply pattern in 2025. Sales in Germany increased mainly due to higher market demand. In addition, IXCHIQ sales related to the outbreak situation on the French Island La Réunion contributed to the increase in revenues.

Note 6	Expenses by nature
The consolidated income statement line items cost of goods and services, research and development expenses, marketing and distribution expenses and general and administrative expenses include the following items by nature of cost:

	Six months ended June 30,
in € thousand	2025	2024
Consulting and other purchased services	28,620	31,309
Cost of services and change in inventory	(273)	4,147
Employee benefit expense other than share-based compensation	44,426	40,956
Share-based compensation expense	4,500	3,770
Raw materials and consumables used	7,363	7,802
Depreciation and amortization and impairment	10,811	9,496
Building and energy costs	7,344	6,048
Supply, office and IT costs	4,457	3,694
License fees and royalties	1,877	1,816
Advertising costs	5,267	6,979
Warehousing and distribution costs	2,221	1,743
Travel and transportation costs	843	1,847
Other expenses	1,490	1,733
OPERATING EXPENSES	118,947	121,339
The operating expenses in the six months ended June 30, 2025 amounted to €118.9 million, showing a slight decrease compared to the €121.3 million in the six months ended June 30, 2024.

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Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE
Expenses for “cost of services and change in inventory” decreased in 2025 by €4.4 million mostly due to improvement in manufacturing performance, and smaller provisions for inventory.
Expenses for “consulting and other purchased services” reduced by €2.7 million in the six months ended June 30, 2025, due to increased in-house recruiting efforts leading to reduced reliance on external agencies. Furthermore, consulting and IT project costs declined due to reduced consultant use. Additionally, renegotiated loan-related insurance premiums contributed further savings.
“Employee benefit expenses other than share-based compensation” increased by €3.5 million in the six months ended June 30, 2025 compared to the six months ended June 30, 2024 because of inflation-related higher salaries and social security contributions. The “share-based compensation expense” showed an increase of €0.7 million from an additional stock option program granted in October 2024.
During the six months ended June 30, 2025, the Group had around 700 employees (Half Year 2024: 695 employees).
“Building and energy costs” increased during the six months ended June 30, 2025, by €1.3 million primarily due to an onerous lease provision and the increased running costs for the new Scottish facility as it is now operational.
The decrease of “advertising costs” by €1.7 million in the six months ended June 30, 2025 compared to the six months ended June 30, 2024 is driven by lower investments following the U.S. launch of IXCHIQ in early 2024.

Note 7	Other income/(expenses), net
Gain from sale of Priority Review Voucher, net
The Company sold the Priority Review Voucher (PRV) received from the FDA for $103 million (€95 million) on February 2, 2024.
The Company was awarded a tropical disease PRV in November 2023 following the FDA’s approval of IXCHIQ, Valneva’s single-dose, live-attenuated vaccine indicated for the prevention of disease caused by the chikungunya virus.
The net gain from the sale of the PRV amounted to €90.8 million. This includes expenses in the amount of €4.2 million which refer to transaction fees as well as to expenses in connection with contractual payment obligations related to the PRV sale.
Remaining other income/(expenses), net
The remaining other income and expenses, net include the following:

	Six months ended June 30,
in € thousand	2025	2024
Research and development tax credit	2,792	3,610
Grant income	1,951	1,822
Gain/(loss) on disposal of fixed assets and intangible assets, net	(230)	48
Gain/(loss) from revaluation of lease agreements	—	723
Taxes, duties, fees, charges, other than income tax	(215)	(171)
Miscellaneous income/(expenses), net	258	324
OTHER INCOME AND EXPENSES, NET	4,555	6,357

Other operating income and expenses, net decreased by €1.8 million, or 28%, to €4.6 million for the six months ended June 30, 2025 primarily due to lower research and development tax credit income as well as by the absence of one-off gains from the revaluation of lease agreements recorded in 2024.
The gain from revaluation of lease agreements in 2024 came from the termination of a lease for a warehouse building in Livingston, Scotland, which was no longer in use.
The research and development tax credit in Austria decreased by €0.8 million due to a lower eligible expense base compared to the same period of 2024.

In the six months ended June 30, 2024, the Group recognized grant income from Scottish Enterprise, Scotland’s national economic development agency, of €1.8 million, while in the six months ended June 30, 2025, the amount recognized was €0.1 million.
As of June 30, 2025, Valneva had received and recognized €1.8 million (June 30, 2024: €0.0 million) as grant income related to an additional funding from CEPI (Coalition for Epidemic Preparedness Innovations), awarded in the second half of 2024.

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Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE

Note 8	Finance income/(expenses), net
Interest income is recognized on a time-proportion basis using the effective interest method.

	Six months ended June 30,
in € thousand	2025	2024
FINANCE INCOME
Interest income from other parties	1,028	787
Other financial income	38	—
TOTAL FINANCE INCOME	1,065	787
FINANCE EXPENSES
Interest expense on loans	(11,084)	(11,296)
Interest expense on refund liabilities	(96)	(266)
Interest expenses on lease liabilities	(404)	(418)
Other interest expense	(1)	(2)
TOTAL FINANCE EXPENSES	(11,585)	(11,981)
FOREIGN EXCHANGE GAIN/(LOSSES), NET	7,783	(1,652)
FINANCE INCOME/(EXPENSES), NET	(2,737)	(12,845)

The interest expense on refund liabilities for the six months ended June 30, 2025 decreased to €0.1 million due to the significant payments made to Pfizer during the first half of 2024. The interest expense on refund liabilities for the six months ended June 30, 2024 was €0.3 million.
The foreign exchange gain in the six months ended June 30, 2025 was primarily driven by non-cash revaluation results of USD denominated liabilities as the USD depreciated against the EUR by 12.81% in 2025. A contrary movement of the USD/EUR rate could be observed in 2024.

Note 9	Impairment testing
At the end of each reporting period Valneva assesses whether there is any indication that an asset may be impaired. Indicators for the necessity of an impairment test are, among others, actual or expected declines in sales or margins and significant changes in the economic environment with an adverse effect on Valneva’s business. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less selling costs and value in use.
For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs). The cash-generating units correspond with the specific vaccine products and vaccine candidates. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.
As at June 30, 2025, a triggering event had occurred for IXCHIQ related to the potential label restrictions following the serious adverse events (SAEs) in the French island La
Réunion, therefore the impairment testing procedures were performed. No triggering events were identified for any of the other CGUs.
Impairment testing of the IXCHIQ CGU as at June 30, 2025 did not result in any impairment requirement as the recoverable amount for the CGU was considerably higher than the carrying value of its assets.
As of June 30, 2025 the cumulative impairments amounted to €21.9 million, compared to €22.1 million as of December 31, 2024. The slight decrease related to currency revaluation effects.
The total impairments divide into €4.4 million (December 31, 2024: €4.4 million) for leasehold improvements, €9.5 million (December 31, 2024: €9.7 million) for manufacturing equipment, €3.2 million (December 31, 2024: €3.1 million) for right of use assets, €3.6 million (December 31, 2024: €3.7 million) for acquired R&D costs and €1.2 million (December 31, 2024: €1.2 million) for internal development costs.

Note 10	Inventories
Inventories are stated at the lower of cost and net realizable value. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity) at standard costs. The variances between the actual costs and the standard costs are calculated monthly and allocated to the inventory, so there is no difference between actual and standard costs. Inventories exclude borrowing costs. Provisions for batches which fail to meet quality requirements and may not be sold (failed batches) are deducted from the value of inventories.

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Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE

in € thousand	June 30, 2025	December 31, 2024
Raw materials	27,619	28,086
Work in progress	49,215	36,832
Finished goods	18,739	19,493
Purchased goods (third party products)	2,478	4,762
GROSS AMOUNT OF INVENTORIES BEFORE WRITE-DOWN	98,051	89,173
Less: write-down provision	(36,320)	(35,510)
INVENTORIES	61,731	53,663
As of June 30, 2025 the increase in gross amounts of inventories before write-down is primarily related to the increase in work in progress related to IXCHIQ and DUKORAL, partially offset by the decrease in the purchased goods.
The total write-down provision on inventory amounts to €36.3 million as of June 30, 2025 (December 31, 2024: €35.5 million).

Write-down provisions related to the inventory categories as follows:

in € thousand	June 30, 2025	December 31, 2024
Raw materials	20,092	21,728
Work in progress	13,538	12,600
Finished goods	2,466	591
Purchased goods (third party products)	224	591
TOTAL WRITE-DOWN PROVISION	36,320	35,510
As at June 30, 2025, €17.2 million in write-down provisions were attributable to raw-material related to the VLA2001 COVID vaccine (unchanged vs. December 31, 2024: €17.2 million).
As at June 30, 2025, the remaining write-down provision in raw materials and work in progress of €16.5 million is based on factors including sales volumes and market demand related to IXIARO, DUKORAL and IXCHIQ vaccines (December 31, 2024: €17.2 million).
As at June 30, 2025 the write down provision for finished goods for IXIARO, DUKORAL and IXCHIQ vaccines based on sales expectations and shelf life of the products amounted to €2.5 million (December 31, 2024: €0.6 million).
The provision for third-party products decreased from €0.6 million at December 31, 2024 to €0.2 million at June 30, 2025.

Note 11	Trade receivables
Trade receivables are initially recognized at fair value. The carrying amount of trade receivables is reduced through an allowance for doubtful accounts. When a trade receivable is considered uncollectible, it is written off against this allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of profit or loss.

Trade receivables include the following:

in € thousand	June 30, 2025	December 31, 2024
Trade receivables	22,297	35,182
Less: loss allowance of receivables	(52)	(52)
Contract assets	1,877	75
TRADE RECEIVABLES, NET	24,122	35,205
In 2025 and 2024, no material impairment losses were recognized.
As at June 30, 2025 the amount of trade receivables past due (which is defined as being more than 30 days late) reached €0.9 million (December 31, 2024: €2.0 million).
Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

As at June 30, 2025 trade receivables included €24.1 million (December 31, 2024: €35.2 million) of receivables from contracts with customers.
Trade receivables decreased by €12.9 million compared to December 31, 2024 primarily due to the timing of sales near period-end and improved cash collections.
As at June 30, 2025 contract assets of €1.9 million (December 31, 2024: €0.1 million) refer to the master collaboration and license agreement with Serum Institute of India (SII) regarding IXCHIQ.

28

Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE

Note 12	Other assets
Other assets include the following:

	Year ended December 31
in € thousand	June 30, 2025	December 31, 2024
R&D tax credit receivables	28,827	31,208
Advance payments	319	399
Tax receivables	3,182	3,686
Prepaid expenses	7,997	8,878
Contract costs	3,710	3,710
Consumables and supplies on stock	782	767
Miscellaneous current assets	57	11
OTHER NON-FINANCIAL ASSETS	44,874	48,659
Deposits	196	198
Miscellaneous financial assets	1,114	1,058
OTHER FINANCIAL ASSETS	1,310	1,256
OTHER ASSETS	46,184	49,915
Less non-current portion	8,627	8,041
CURRENT PORTION	37,557	41,874

Due to the short term nature of the financial instruments included in other assets, their carrying amount is considered to be the same as their fair value.
The line item “R&D tax credit receivables” is mainly related to the received research and development tax credit primarily in Austria, Scotland and France. The decrease is due to a €5.1 million payment received in March 2025.
The reduction in “tax receivables” is due to the receipt of VAT claims.

Note 13	Cash and cash equivalents
Cash includes cash at bank, cash in hand, and deposits held at call with banks. Cash equivalents include short-term bank deposits and medium-term notes with a maximum maturity of three months that can be assigned or sold on very short notice and are subject to insignificant risk of changes in value in response to fluctuations in interest rates.

in € thousand	June 30, 2025	December 31, 2024
Cash in hand	—	1
Cash at bank	161,307	168,269
CASH AND CASH EQUIVALENTS	161,307	168,271
In 2025, the minimum liquidity requirement for the Group according to the Deerfield & Orbimed Loan Agreement (D&O Loan Agreement) (see Note 14.1) is €35.0 million. Cash at June 30, 2025 includes
€20.1 million of net proceeds from the At The Market (ATM) transactions with leading U.S. institutional healthcare specialist investors Novo Holdings A/S and Frazier Life Science.

Note 14	Borrowings
Borrowings are initially recognized at fair value if determinable, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

29

Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE
Borrowings of the Group at period-end include the following:

in € thousand	June 30, 2025	December 31, 2024
NON-CURRENT
Debentures and other loans	122,362	166,521
CURRENT
Debentures and other loans	46,023	20,852
TOTAL BORROWINGS	168,385	187,373
As of June 30, 2025 the carrying amount of bank borrowings and other loans was €168.4 million. Of this, €162.2 million related to the D&O Loan Agreement.
Other borrowings related to the financing of research and development expenses included the CIR (research and development tax credit in France) of €3.5 million (December 31, 2024: €3.5 million) and the CEPI grant in the amount of €2.6 million (December 31, 2024: €3.0 million), which relates to advance payments that are expected to be paid back in the future.

The maturity of the borrowings is as follows:

in € thousand	June 30, 2025	December 31, 2024
Between 1 and 3 years	91,425	132,489
Between 3 and 5 years	30,352	33,349
Over 5 years	586	683
NON-CURRENT BORROWINGS	122,362	166,521
Current borrowings	46,023	20,852
TOTAL BORROWINGS	168,385	187,373
The carrying amounts of the Group’s borrowings are denominated in the following currencies:

in € thousand	June 30, 2025	December 31, 2024
Borrowings denominated in EUR	3,539	3,540
Borrowings denominated in USD	164,847	183,833
TOTAL BORROWINGS	168,385	187,373

14.1    Other loans
As at June 30, 2025 a total of $200.0 million has been drawn under the D&O Loan Agreement. The book value of the loan amounts to $190.1 million (€162.2 million). Following amendments to the D&O Loan Agreement in March 2024, the interest-only period on the initial $100.0 million (€85.3 million) tranche extends until the first quarter of 2026, and this portion of the loan will mature in the first quarter of 2027. The interest-only period for the tranches drawn in 2023 amounting to $100.0 million extends until the first quarter of 2027, and this portion of the loan will mature in the fourth quarter of 2028. The interest rate on all tranches remains unchanged at 9.95%, translating into an effective interest rate for the first draw in 2023 of 14.17% and for the second draw in 2023 of 13.47% as of June 30, 2025.
The loan is secured by substantially all of Valneva’s assets, including its intellectual property, and is guaranteed by Valneva SE and certain of its subsidiaries. The minimum liquidity requirement is €35.0 million for 2025. The twelve-month rolling minimum revenue requirement of €115.0 million is effective for 2025. The Group does not expect these limitations to affect its ability to meet its cash obligations.

The D&O Loan Agreement is included in the balance sheet item “Borrowings” and developed as follows:

in € thousand	June 30, 2025	December 31, 2024
BALANCE AS AT JANUARY 1	180,841	167,520
Transaction costs	—	(944)
Accrued interest	10,926	22,530
Payment of interest	(8,974)	(18,978)
Exchange rate difference	(20,592)	10,713
BALANCE AS AT CLOSING DATE	162,202	180,841
Less: non-current portion	(117,609)	(161,420)
CURRENT PORTION	44,593	19,421

30

Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE
14.2    Fair value of borrowings and other loans
The fair value of the borrowings and other loans are calculated by discounting the contractual cash flows with interest rates derived from relevant bond yields and swap rates and adjusted for any further potential risk and liquidity risks related to the nature of each loan. The relevant bond yields were determined by an internal analysis based on Moody’s RiskCalc corporate rating methodology. In the six months ended June 30, 2025, the resulting calculations revealed no material difference between the carrying amount and the fair value.

Note 15	Trade payables and accruals
Trade payables and accruals include the following:

in € thousand	June 30, 2025	December 31, 2024
Trade payables	5,682	12,639
Accrued expenses	15,433	22,883
TOTAL	21,116	35,522
Less non-current portion	—	—
CURRENT PORTION	21,116	35,522
The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature. All trade payables and accruals are current.

Note 16	Contract liabilities
A contract liability has to be recognized when the customer already provided the consideration or part of the consideration before an entity has fulfilled its performance obligation (agreed goods or services which should be delivered or provided) resulting from the “contract”.

Development of contract liabilities is presented in the table below:

in € thousand	June 30, 2025	December 31, 2024
BALANCE AS AT JANUARY 1	3,010	5,697
Revenue recognition	(3,220)	(462)
Redemption	—	(4,777)
Addition	720	2,500
Exchange rate differences	10	53
BALANCE AS AT CLOSING DATE	520	3,010
Less non-current portion	—	—
CURRENT PORTION	520	3,010
As at June 30, 2025, €0.4 million of the total €0.5 million related to upfront payments for analytical support and drug substance manufacturing on ongoing contracts.
In the six months ended June 30, 2025, revenue of €2.5 million was recognized in connection with the license and technology transfer performance obligation under the master collaboration and license agreement with Serum Institute of India (SII) regarding IXCHIQ.
In the year ended December 31, 2024, the redemption in the amount of €4.8 million relates to a U.S. Military distribution agreement for which the obligation to replace vaccine doses was fulfilled in 2024. An upfront payment of €2.5 million is shown under additions and refers to the master collaboration and license agreement with Serum Institute of India (SII) regarding IXCHIQ.

31

Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE

Note 17	Refund liabilities
A refund liability has to be recognized when the customer already provided a consideration which is expected to be refunded partially or totally. It is measured at the amount the Company has an obligation to repay or amounts which did not meet the criteria for revenue recognition in the past, but there are no remaining goods and services to be provided in the future.

Development of refund liabilities during the period is presented below:

in € thousand	June 30, 2025	December 31, 2024
BALANCE AS AT JANUARY 1	26,141	39,941
Additions	4,023	4,013
Other releases	(1,505)	(19,901)
Interest expense capitalized	96	360
Exchange rate difference	(2,332)	1,728
BALANCE AS AT CLOSING DATE	26,423	26,141
Less non-current portion	(6,587)	(6,491)
CURRENT PORTION	19,836	19,650
As at June 30, 2025, out of the total of €26.4 million, an amount of €18.4 million - all current - (December 31, 2024: €18.6 million) is connected to the Collaboration and License Agreement with Pfizer. In the first half of 2025 additions of €2.1 million were made in connection with the Pfizer Collaboration and License Agreement (December 31, 2024: €2.6 million).
Refund liabilities of €6.6 million (of which €6.6 million is non-current) (December 31, 2024 €6.5 million of which €6.5 million was non-current) relate to the expected payment to GlaxoSmithKline (GSK) due to the termination of the strategic alliance agreements (SAA) in 2019.
The remaining amount of €1.4 million out of the total of €26.4 million relates to refund liabilities mainly due to statistical return provision and rebates as at June 30, 2025 (December 31, 2024: €1.1 million).
In the period ended June 30, 2025 other releases primarily related to reversal of statistical return provision and rebate accruals while in the period ended December 31, 2024 it related largely to payments made in connection with the terms of the Pfizer Collaboration and License Agreement.

32

Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE

Note 18	Cash flow information
Cash generated/(used) in operations
The following table shows the adjustments to reconcile profit/(loss) to cash generated/(used) from operations:

	Six months ended June 30,
in € thousand	2025	2024
PROFIT/(LOSS) FOR THE PERIOD	(20,818)	33,976

Gain from sale of Priority Review Voucher, net	—	(90,833)
Adjustments to reconcile profit/(loss) for the period to cash generated from/(used in) operations:
Depreciation and amortization	10,811	9,496
Share-based compensation expense	4,500	3,770
Income tax expense/(income)	1,251	(158)
(Profit)/loss from disposal of property, plant, equipment and intangible assets	230	(48)
(Profit)/loss from disposal of financial assets	(38)	—
Provision for employer contribution costs on share-based compensation plans	113	(1,442)
Other non-cash (income)/expense	(9,645)	1,161
Interest income	(1,028)	(787)
Interest expense	11,585	11,981
Total adjustments to reconcile profit/(loss) for the period to cash generated from/(used in) operations	17,780	23,973

CHANGES IN NON-CURRENT OPERATING ASSETS AND LIABILITIES (EXCLUDING THE EFFECTS OF ACQUISITION AND CONSOLIDATION):
Other non-current assets	(591)	(558)
Long term refund liabilities	96	93
Other non-current liabilities and provisions	951	(652)
TOTAL CHANGES IN NON-CURRENT OPERATING ASSETS AND LIABILITIES	456	(1,117)

CHANGES IN WORKING CAPITAL (EXCLUDING THE EFFECTS OF ACQUISITION AND EXCHANGE RATE DIFFERENCES ON CONSOLIDATION):
Inventory	(10,491)	(3,331)
Trade and other receivables	13,978	3,745
Contract liabilities	(2,500)	(560)
Refund liabilities	155	(16,749)
Trade and other payables and provisions	(8,930)	(14,258)
Total changes in working capital	(7,788)	(31,153)
CASH GENERATED/(USED) IN OPERATIONS	(10,369)	(65,154)

Note 19	Contingencies and litigations
Following the merger of Vivalis SA and Intercell AG in 2013, former Intercell shareholders challenged the cash compensation and the share exchange ratio in court.
A court-appointed expert largely upheld the original exchange ratio but recommended higher cash compensation with final opinions issued through April 2023.
Nonetheless, the final outcome will depend on the court’s position on specific legal points and the Court has not made a decision yet. The Company therefore assessed the probability of several scenarios and decided to hold a provision of €5.2 million to cover the reassessed risk and potential legal costs (December 31, 2024: €5.2 million).

33

Unaudited interim condensed consolidated financial statements as at June 30, 2025
Valneva SE

Note 20	Related-party transactions
In the six months ended June 30, 2025, there have been some changes to related parties specifically in the key management personnel.
Bpifrance (Maisons-Alfort - France) continues to be considered as a related party due to its significant influence through material transactions and through a membership in the Company’s Board of Directors until June 25, 2025.
Rendering of services
Transactions with related parties are carried out on arm’s length terms and were not material during the six months ended June 30, 2025.
Valneva has borrowed amounts amounting to 80% of French Tax Authorities receivables relating to Research
Tax Credits for 2021, 2022 and 2023 from Bpifrance. The total amount borrowed from Bpifrance is €3.5 million on which Valneva pays interest.
No material transactions were carried out during the period with Bpifrance (Maisons-Alfort - France).
Key management compensation
In the six months ended June 30, 2025, the aggregate compensation of key management amounted to €4.2 million (in the six months ended June 30, 2024: €3.5 million) and represents mostly salaries and share based payment expenses.

Note 21	Events after the reporting period
Subsequent to the reporting date and up to the date of authorization for the issuance of the financial statements, no events have occurred that require adjustment to, or disclosure in, the financial statements

34

A EUROPEAN COMPANY (SOCIETAS
EUROPAEA) WITH A BOARD OF DIRECTORS
Registered Office;
6 rue Alain Bombard, 44800 Saint-Herblain (France)
Nantes Trade and Companies Registry (R.C.S.)
No. 422 497 560